UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 1)*

FS KKR Capital Corporation

(Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

302635107
 (CUSIP Number)

December 31, 2018

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[x] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 302635107

1	NAMES OF REPORTING PERSONS LPL Financial LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	14,302,667.12 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		14,302,667.12 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		6.0%
12	TYPE OF REPORTING PERSON		BD IA

* As of December 31, 2018 and based on 239,154,000 shares of Common Stock outstanding.

CUSIP No. 302635107
Amendment No. 1 to Schedule 13G
Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on behalf of LPL Financial with respect to the Common Stock of the Issuer on February 2, 2018 (the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.
The following items of the Schedule 13G are hereby amended and restated as follows:

Item 1(a).	Name of Issuer
FS KKR Capital Corporation

Item 4.	Ownership

The information requested by this paragraph is incorporated herein by reference to the cover page to this Amendment No. 1 to Schedule 13G.  LPL Financial, in its capacity as investment adviser, may be deemed to beneficially own the Common Stock reported herein, which is held by clients who have granted discretionary authority to dispose of or direct the disposition of the shares to an independent contractor of LPL Financial.

CUSIP No. 302635107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated: January 10, 2019

LPL FINANCIAL LLC

By:	/s/ Steven Mills
Name:	Steven Mills
Title:	VP, Risk Management
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